Mail Stop 0306


      January 11, 2005


Neil Ayotte
Vice President and Senior Legal Counsel
710 Medtronic Parkway
Minneapolis, Minnesota 55432


Re:	Medtronic, Inc.
      	Amendment No. 2 to Registration Statement on Form S-4
      	   filed January 10, 2005
      	Registration No. 333-121239

Dear Mr. Ayotte:

      We have monitored selected issues in your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 2 to Registration Statement on Form S-4
Exhibit 5.1 - Legal Opinion

1. Please revise the legal opinion to address comment 4 from our prior comment letter dated January 7, 2005.
2. Please note that it is inappropriate to assume away elements that
form the basis of the legal opinion. As such, please revise the second sentence of the fourth paragraph of the opinion to specifically state that the assumption regarding the "due authorization by all requisite action of the execution, delivery and performance" of the referenced documents does not extend to Medtronic, Inc., and that the assumption that "such documents are legal, valid, binding and enforceable obligations of such parties" does not extend to Medtronic, Inc. at least with respect to the New
Global Debenture and the New Indenture.
3. Please remove the assumption in the last sentence of the fourth paragraph of the opinion that "no other agreements or understandings exist between the parties relating to the transactions
contemplated
by such document or agreement."  If necessary, your counsel may rely
on a certificate of officers of Medtronic, Inc. to form this element
of the opinion, but the risk that this assumption is incorrect should
not be shifted to your investors.
4. Given the limitations in the first sentence of the fifth paragraph, that the opinion is "as of this date," and at the beginning of the first sentence of the penultimate paragraph, that the "opinion letter is rendered as of the date first written above,"
please file a signed legal opinion dated as of the date you intend to
go effective.
5. Please note that disclaimers that in any way state or imply that
investors are not entitled to rely on the opinion, or other limitations on whom may rely on the opinion, are unacceptable. Please revise the penultimate paragraph of the opinion to remove any such statements or implications.
*       *       *       *
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Tim Buchmiller at (202) 824-5354, Abby Adams at
(202) 942-1881, or me at (202) 942-1880 with any questions
regarding
our comments on your filing.

Sincerely,



Peggy A. Fisher
Assistant Director

cc:  Melodie R. Rose, Esq.
	Winthrop B. Conrad, Jr.
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Medtronic, Inc.
      January 11, 2005
Page 3